Exhibit 8.2

[GIBSON, DUNN & CRUTCHER LLP LETTERHEAD]

August 13, 2004

(714) 451-3800	C 26384-00025

Exult, Inc.

121 Innovation Drive, Suite 200

Irvine, California 92612

Re:	Tax Opinion for Registration Statement on Form S-4 (Reg. No. 333-117326)

Gentlemen:

We are acting as counsel to Exult, Inc., a Delaware corporation (“Exult”) in connection with the Agreement and Plan of Merger (the “Agreement”) dated as of June 15, 2004, by and between Exult, Hewitt Associates, Inc., a Delaware corporation (“Hewitt”), and Eagle Merger Corp., a Delaware corporation and wholly owned subsidiary of Hewitt (“Acquisition Sub”). Pursuant to the Agreement, Acquisition Sub will merger (the “Merger”) with and into Exult. You have requested our opinion as to whether the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Agreement is attached as Annex A to the Registration Statement on Form S-4, Reg. No. 333-117326 (the “Registration Statement”), filed with the Securities and Exchange Commission in connection with the Merger. This opinion is being rendered pursuant to Section 7.3(d) of the Agreement.

In rendering our opinion, we have examined the Agreement and have, with your permission, relied upon, and assumed as correct as of the date hereof (i) the factual information contained in the Registration Statement, (ii) the representations and covenants contained in the Agreement, (iii) certain factual representations made by Exult and Hewitt, and (iv) such other materials as we have deemed necessary or appropriate as a basis for our opinion.

On the basis of the information, representations and covenants contained in the foregoing materials and assuming the Merger is consummated in the manner described in the

Agreement and the Proxy Statement/Prospectus included in the Registration Statement, we are of the opinion that:

(i) The Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(ii) Hewitt, Acquisition Sub, and Exult will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

(iii) The discussion in the Proxy Statement/Prospectus under the caption “The Merger—Material U.S. Federal Income Tax Consequences”, to the extent it constitutes summaries of legal matters or legal conclusions, is accurate in all material respects.

This opinion expresses our views only as to federal income tax laws in effect as of the date hereof, including the Code, applicable Treasury Regulations, published rulings and administrative practices of the Internal Revenue Service (the “Service”) and court decisions. This opinion represents our best legal judgment as to the matters addressed herein, but is not binding on the Service or the courts. Furthermore, the legal authorities upon which we rely are subject to change either prospectively or retroactively. Any change in such authorities or any change in the facts or representations, or any past or future actions by Hewitt, Acquisition Sub, or Exult contrary to such representations might adversely affect the conclusions stated herein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and further consent to the use of our name under the caption “The Merger—Material U.S. Federal Income Tax Consequences” in the Proxy Statement/Prospectus included in the Registration Statement.

Very truly yours,

/s/    Gibson, Dunn & Crutcher LLP

GIBSON, DUNN & CRUTCHER LLP